Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Waitr Holdings Inc. on Amendment No. 1 to Form S-3, File No. 333-228722, of our report dated March 12, 2018, with respect to our audits of the financial statements of Landcadia Holdings Inc. as of December 31, 2017 and 2016, and for the three years in the period ended December 31, 2017, appearing in the Annual Report on Form 10-K of Landcadia Holdings Inc. for the year ended December 31, 2017. We were dismissed as auditors on November 15, 2018 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

February 12, 2019